                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                   Wandel & Goltermann Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  193369210
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                 Rolf Schmid
                  Managing Director-Finance and Controlling
                 Wandel & Goltermann Management Holding GmbH
                              Box 1262, D-72795
                  Eningen u.A., Federal Republic of Germany
                        Tel No.: 011 49 7121 86-1708
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                       April 30, 1997 (See Item 2(e))
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)





__________________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No.  193369210                                           Page 2 of 7 Pages


  1       NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WANDEL & GOLTERMANN MANAGEMENT HOLDING GMBH
------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (A) [ ]
                                                                                                                       (B) [ ]
------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

          WC OR 00
------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          FEDERAL REPUBLIC OF GERMANY
------------------------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      Number of                 3,250,900
        Shares          ------------------------------------------------------------------------------------------------------
     Beneficially       8       SHARED VOTING POWER
       Owned by
         Each           ------------------------------------------------------------------------------------------------------
      Reporting
        Person
         With           9       SOLE DISPOSITIVE POWER

                                3,250,900
                        ------------------------------------------------------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                        ------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,250,900

------------------------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.8%
------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          00
------------------------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  193369210                                           Page 3 of 7 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Wandel & Goltermann Technologies, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1030 Swabia Court, Research Triangle Park, North Carolina 27709-3585.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is filed by Wandel & Goltermann Management Holding GmbH ("WG Holding" or the "Reporting Person"). WG Holding is a limited liability company organized under the laws of the Federal Republic of Germany. WG Holding is the parent company of several companies engaged in the business of research, production and distribution of communications test measuring equipment.

         (b) The address of the principal business and principal office of WG Holding is:

                 Box 1262
                 D-72795 Eningen u.A.
                 Federal Republic of Germany

         (c) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) Prior to its initial public offering (the "Issuer IPO") effected in April 1994, the Issuer was a wholly-owned subsidiary of a predecessor of WG Holding, Wandel & Goltermann Vertriebsholding GmbH ("WG Predecessor"), a German limited liability company (then known as Wandel & Goltermann Management Holding GmbH) owned by Albrecht Wandel, Renate Wandel and Frank Goltermann, citizens of the Federal Republic of Germany. Prior to the Issuer IPO, WG Predecessor held 3,750,000 shares of Common Stock, constituting all of the outstanding Common Stock. In the Issuer IPO, the Issuer sold 1,250,000 shares of Common Stock and WG Predecessor sold 750,000 shares.

         In March 1994, the owners of WG Predecessor contributed their respective interests in WG Predecessor to Wandel & Goltermann GmbH & Co. E.M., a German limited liability partnership ("WGR"), whereupon WGR became WG Predecessor's parent company.

         In March 1995, the owners of WGR contributed their respective interests in WGR to WG Holding, then a newly organized company, whereupon WG Predecessor changed its name to Wandel & Goltermann Vertriebsholding GmbH. Following the March 1995 transactions, WG Holding owned 100% of WGR which in turn owned 100% of WG Predecessor.

CUSIP No.  193369210                                           Page 4 of 7 Pages

         In September 1996 and May 1997, WG Holding effected a restructuring in a series of transactions (the "WG Restructuring Transactions") pursuant to which, among other things, WG Predecessor was merged with and into WG Holding and, as a result of such restructuring, WG Holding became the direct beneficial owner of substantially all of the shares of Common Stock of Issuer held by WG Predecessor. Following this restructuring, WG Holding held 2,950,000 shares of Common Stock directly and 13,500 shares through a wholly-owned subsidiary.

         Since the Issuer IPO, WG Holding, WG Predecessor and their wholly-owned subsidiaries (the "WG Companies") have acquired and disposed of an aggregate of 314,400 and 63,500 shares of Common Stock, respectively, in market transactions ("Market Transactions"). Prior to April 1997, none of the acquisitions of shares of Common Stock by the WG Companies, when aggregated with all other acquisitions of Common Stock by the WG Companies during the preceding twelve months, exceeded 2% of the outstanding Common Stock. The date set forth on the cover page of this Schedule 13D as the "Date of Event Which Requires Filing of This Statement" is April 30, 1997, the date upon which WG Holding's acquisitions of Common Stock within a twelve month period exceeded 2% of the outstanding Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The responses to Item 2 are incorporated herein by this reference.

         Shares acquired by WG Holding or WG Predecessor in Market Transactions (314,400 shares in the aggregate) were acquired using working capital at market prices ($4,284,512.50 in the aggregate).

ITEM 4.  PURPOSE OF THE TRANSACTION

         The responses to Items 2, 3 and 6 are incorporated herein by this reference.

         The Reporting Person holds and expects to maintain a controlling equity interest in the Issuer. Accordingly, the Reporting Person has the ability to elect the entire Board of Directors of the Issuer and to remove any or all directors of the Issuer, without requiring the consent or approval of any other shareholder of the Issuer. Any acquisition of Common Stock by the Reporting Person as a consequence of the WG Restructuring Transactions (see
Item 2(e)) is merely the consequence of an internal restructuring of ownership by the Reporting Person of certain of its operating and nonoperating subsidiaries. Acquisitions of an aggregate of 314,400 shares of Common Stock in Market Transactions subsequent to the Issuer IPO were effected in order to increase the WG Companies' ownership interest in the Issuer, which the Reporting Person believes is an attractive investment. Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, without limitation, performance of the Common Stock in the market, availability of funds, alternative uses of funds, business plans of the WG Companies and stock market and general economic conditions), the Reporting Person (or other persons that may be deemed affiliated with the Reporting Person) may from time to time purchase additional shares of Common Stock and may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of Common Stock may be in open market or privately negotiated transactions or otherwise.

         The Reporting Person (or other persons that may be deemed affiliated with the Reporting Person) may elect to acquire additional shares of Common Stock to use as consideration for stock for stock acquisitions of companies in related businesses.

CUSIP No.  193369210                                           Page 5 of 7 Pages

         Other than as indicated above, the Reporting Person presently has no plans or proposals which relate to or would otherwise result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) WG Holding is the direct beneficial owner of 3,250,900 shares of Common Stock, or 61.8% of the 5,260,822 shares of Common Stock outstanding on June 30, 1997.

         (b) WG Holding has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,250,900 shares of Common Stock.

         (c) The following table sets forth all purchases of Common Stock by WG Holding during the last 60 days. All of such purchases by WG Holding were open market transactions.

                                                                               APPROXIMATE PRICE PER SHARE ($)
                    DATE                         AMOUNT OF SHARES                 (EXCLUSIVE OF COMMISSIONS)
                    ----                         ----------------                 --------------------------
                   6/23/97                              2,500                                       9.25
                   6/23/97                              5,000                                       9.50
                   6/25/97                              2,000                                       9.50
                   6/25/97                              7,500                                       9.50
                   6/25/97                              3,000                                       9.50
                   6/27/97                             16,000                                       9.25
                   6/27/97                              4,000                                       9.38
                    7/7/97                             15,000                                       9.44
                    7/8/97                              5,000                                       9.63

CUSIP No.  193369210                                           Page 6 of 7 Pages

                                                                                 APPROXIMATE PRICE PER SHARE ($)
                    DATE                         AMOUNT OF SHARES                   (EXCLUSIVE OF COMMISSIONS)
                    ----                         ----------------                   --------------------------
                    7/9/97                             10,000                                       9.75
                   7/10/97                              8,000                                       9.75
                   7/10/97                             12,000                                       9.63
                   7/11/97                              5,000                                       9.75
                   7/14/97                              2,000                                       9.88
                   7/14/97                              2,000                                      10.00
                   7/16/97                             10,000                                       9.75
                   7/16/97                              5,000                                       9.50
                   7/16/97                              6,000                                      10.00
                   7/21/97                             10,000                                       9.63
                   7/23/97                              5,300                                       9.63
                   7/25/97                             10,000                                       9.63

         (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,250,900 shares of Common Stock.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Item 3, 4 and 5 are incorporated herein by this reference.

         By virtue of it holding a majority of the outstanding shares of the Common Stock, the Reporting Person has the power to elect all of the members of the Board of Directors of the Issuer. Rolf Schmid, Peter Wagner and Albrecht Wandel, all of which serve as directors of the Issuer, also serve as the executive officers and Managing Directors of WG Holding. In addition to serving as the Managing Directors, Rolf Schmid serves as Chief Financial Officer, Peter Wagner serves as Executive Vice President and Chief Operating Officer, and Albrecht Wandel serves as President and Chief Executive Officer of WG Holding.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No.  193369210                                           Page 7 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    July 31, 1997              WANDEL & GOLTERMANN MANAGEMENT
        ------------------           HOLDING GMBH


                                     By: /s/ Rolf Schmid
                                        ---------------------------------------
                                        Rolf Schmid, Chief Financial Officer